UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(Amendment No.  )

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Applied Molecular Transport Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

03824M109

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03824M109	Page 2 of 15 Pages

1.	Name of Reporting Persons The Founders Fund V, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,814,640 (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,814,640 (1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,814,640 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 8.1% (2)
12.	Type of Reporting Person (See Instructions) PN

(1) Consists of common stock of the Issuer held by the reporting person.

(2)  This percentage is based upon 34,880,411 outstanding shares of the Issuer’s common stock as of November 5, 2020, as reported in the Issuer’s quarterly report for the quarter ended September 30, 2020, filed with the Securities and Exchange Commission on November 12, 2020.

CUSIP No. 03824M109	Page 3 of 15 Pages

1.	Name of Reporting Persons The Founders Fund V Entrepreneurs Fund, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 39,836 (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 39,836 (1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 39,836 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.1% (2)
12.	Type of Reporting Person (See Instructions) PN

(1) Consists of common stock of the Issuer held by the reporting person.

(2)  This percentage is based upon 34,880,411 outstanding shares of the Issuer’s common stock as of November 5, 2020, as reported in the Issuer’s quarterly report for the quarter ended September 30, 2020, filed with the Securities and Exchange Commission on November 12, 2020.

CUSIP No. 03824M109	Page 4 of 15 Pages

1.	Name of Reporting Persons The Founders Fund V Principals Fund, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 757,139 (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 757,139 (1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 757,139 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 2.2% (2)
12.	Type of Reporting Person (See Instructions) PN

(1) Consists of common stock of the Issuer held by the reporting person.

(2)  This percentage is based upon 34,880,411 outstanding shares of the Issuer’s common stock as of November 5, 2020, as reported in the Issuer’s quarterly report for the quarter ended September 30, 2020, filed with the Securities and Exchange Commission on November 12, 2020.

CUSIP No. 03824M109	Page 5 of 15 Pages

1.	Name of Reporting Persons The Founders Fund V Management, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 3,611,615 (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 3,611,615 (1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,611,615 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 10.4% (2)
12.	Type of Reporting Person (See Instructions) OO

(1) Consists of common stock of the Issuer held by The Founders Fund V, LP, The Founders Fund V Entrepreneurs Fund, LP and The Founders Fund V Principals Fund, LP. The reporting person is the general partner of these partnerships and may be deemed to beneficially own the shares held by such partnerships.

(2)  This percentage is based upon 34,880,411 outstanding shares of the Issuer’s common stock as of November 5, 2020, as reported in the Issuer’s quarterly report for the quarter ended September 30, 2020, filed with the Securities and Exchange Commission on November 12, 2020.

CUSIP No. 03824M109	Page 6 of 15 Pages

1.	Name of Reporting Persons The Founders Fund VI, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 656,194 (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 656,194 (1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 656,194 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 1.9% (2)
12.	Type of Reporting Person (See Instructions) PN

(1) Consists of common stock of the Issuer held by the reporting person.

(2)  This percentage is based upon 34,880,411 outstanding shares of the Issuer’s common stock as of November 5, 2020, as reported in the Issuer’s quarterly report for the quarter ended September 30, 2020, filed with the Securities and Exchange Commission on November 12, 2020.

CUSIP No. 03824M109	Page 7 of 15 Pages

1.	Name of Reporting Persons The Founders Fund VI Entrepreneurs Fund, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 8,158 (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 8,158 (1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,158 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) Less than 0.1% (2)
12.	Type of Reporting Person (See Instructions) PN

(1) Consists of common stock of the Issuer held by the reporting person.

(2)  This percentage is based upon 34,880,411 outstanding shares of the Issuer’s common stock as of November 5, 2020, as reported in the Issuer’s quarterly report for the quarter ended September 30, 2020, filed with the Securities and Exchange Commission on November 12, 2020.

CUSIP No. 03824M109	Page 8 of 15 Pages

1.	Name of Reporting Persons The Founders Fund VI Principals Fund, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 162,255 (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 162,255 (1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 162,255 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.5% (2)
12.	Type of Reporting Person (See Instructions) PN

(1) Consists of common stock of the Issuer held by the reporting person.

(2)  This percentage is based upon 34,880,411 outstanding shares of the Issuer’s common stock as of November 5, 2020, as reported in the Issuer’s quarterly report for the quarter ended September 30, 2020, filed with the Securities and Exchange Commission on November 12, 2020.

CUSIP No. 03824M109	Page 9 of 15 Pages

1.	Name of Reporting Persons The Founders Fund VI Management, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 826,607 (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 826,607 (1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 826,607 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 2.4% (2)
12.	Type of Reporting Person (See Instructions) OO

(1) Consists of Class A common stock of the Issuer issuable upon conversion of Class B common stock held by The Founders Fund VI, LP, The Founders Fund VI Entrepreneurs Fund, LP and The Founders Fund VI Principals Fund, LP. The reporting person is the general partner of these partnerships and may be deemed to beneficially own the shares held by such partnerships.

(2)  This percentage is based upon 34,880,411 outstanding shares of the Issuer’s common stock as of November 5, 2020, as reported in the Issuer’s quarterly report for the quarter ended September 30, 2020, filed with the Securities and Exchange Commission on November 12, 2020.

CUSIP No. 03824M109	Page 10 of 15 Pages

1.	Name of Reporting Persons Peter Thiel
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 4,438,222 (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 4,438,222 (1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,438,222 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 12.7% (2)
12.	Type of Reporting Person (See Instructions) IN

(1) Consists of common stock of the Issuer that may be deemed to be beneficially owned by The Founders Fund V Management, LLC, and The Founders Fund VI Management, LLC. The reporting person is a managing member of each of The Founders Fund V Management, LLC and The Founders Fund VI Management, LLC and shares voting and dispositive power over such shares.

(2)  This percentage is based upon 34,880,411 outstanding shares of the Issuer’s common stock as of November 5, 2020, as reported in the Issuer’s quarterly report for the quarter ended September 30, 2020, filed with the Securities and Exchange Commission on November 12, 2020.

CUSIP No. 03824M109	Page 11 of 15 Pages

1.	Name of Reporting Persons Brian Singerman
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 4,438,222 (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 4,438,222 (1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,438,222 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 12.7% (2)
12.	Type of Reporting Person (See Instructions) IN

(1) Consists of common stock of the Issuer that may be deemed to be beneficially owned by The Founders Fund V Management, LLC, and The Founders Fund VI Management, LLC. The reporting person is a managing member of each of The Founders Fund V Management, LLC and The Founders Fund VI Management, LLC and shares voting and dispositive power over such shares.

(2)  This percentage is based upon 34,880,411 outstanding shares of the Issuer’s common stock as of November 5, 2020, as reported in the Issuer’s quarterly report for the quarter ended September 30, 2020, filed with the Securities and Exchange Commission on November 12, 2020.

CUSIP No. 03824M109	Page 12 of 15 Pages

Item 1(a)	Name of Issuer

Applied Molecular Transport, Inc.

Item 1(b)	Address of Issuer's Principal Executive Offices

1 Tower Place, Suite 850

South San Francisco, California 94080

Item 2(a)	Name of Person Filing

This Statement on Schedule 13G has been filed on behalf of the following persons (each, a “Reporting Person” and collectively, the “Reporting Persons”):

1. The Founders Fund V, LP

2. The Founders Fund V Entrepreneurs Fund, LP

3. The Founders Fund V Principals Fund, LP

4. The Founders Fund V Management, LLC

5. The Founders Fund VI, LP

6. The Founders Fund VI Entrepreneurs Fund, LP

7. The Founders Fund VI Principals Fund, LP

8. The Founders Fund VI Management, LLC

9. Peter Thiel

10. Brian Singerman

Item 2(b)	Address of Principal Business Office or, if none, Residence

The address of each of the Reporting Persons is:

c/o	The Founders Fund

One Letterman Drive Building D, Suite 500

San Francisco, California 94129

Item 2(c)	Citizenship

1. The Founders Fund V, LP is organized in Delaware

2. The Founders Fund V Entrepreneurs Fund, LP is organized in Delaware

3. The Founders Fund V Principals Fund, LP is organized in Delaware

4. The Founders Fund V Management, LLC is organized in Delaware

5. The Founders Fund VI, LP is organized in Delaware

6. The Founders Fund VI Entrepreneurs Fund, LP is organized in Delaware

7. The Founders Fund VI Principals Fund, LP is organized in Delaware

8. The Founders Fund VI Management, LLC is organized in Delaware

9. Peter Thiel is a United States citizen

10. Brian Singerman is a United States citizen

Item 2(d) Title of Class of Securities

Common Stock, par value $0.0001 per share

Item 2(e)	CUSIP Number

03824M109

Item 3

Not applicable.

Item 4	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1

CUSIP No. 03824M109	Page 13 of 15 Pages

(a) Amount beneficially owned: See Row 9 of pages 2-11

(b) Percent of class: See Row 11 of pages 2-11

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: See Row 5 of pages 2-11

(ii) Shared power to vote or to direct the vote: See Row 6 of pages 2-11

(iii) Sole power to dispose or to direct the disposition of: See Row 7 of pages 2-11

(iv) Shared power to dispose or to direct the disposition of: See Row 8 of pages 2-11

Item 5          Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☐

Item 6          Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7          Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable.

Item 8          Identification and Classification of Members of the Group

The Reporting Persons are filing this Schedule 13G jointly, but not as members of a group, and each expressly disclaims membership in a group.

Item 9          Notice of Dissolution of Group

Not applicable.

Item 10	Certification

Not applicable.

CUSIP No. 03824M109	Page 14 of 15 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 16, 2021

THE FOUNDERS FUND V, LP
THE FOUNDERS FUND V ENTREPRENEURS FUND, LP
THE FOUNDERS FUND V PRINCIPALS FUND, LP
By: The Founders Fund V Management, LLC
Their: General Partner
By:	/s/Peter Thiel
Name: Peter Thiel
Title: Managing Member

THE FOUNDERS FUND V MANAGEMENT, LLC
By:	/s/Peter Thiel
Name: Peter Thiel
Title: Managing Member

THE FOUNDERS FUND VI, LP
THE FOUNDERS FUND VI ENTREPRENEURS FUND, LP
THE FOUNDERS FUND VI PRINCIPALS FUND, LP
By: The Founders Fund VI Management, LLC
Their: General Partner
By:	/s/Peter Thiel
Name: Peter Thiel
Title: Managing Member

THE FOUNDERS FUND VI MANAGEMENT, LLC
By:	/s/Peter Thiel
Name: Peter Thiel
Title: Managing Member

/s/ Peter Thiel
PETER THIEL

/s/ Brian Singerman
BRIAN SINGERMAN

EXHIBITS

A:           Joint Filing Agreement

CUSIP No. 03824M109	Page 15 of 15 Pages

EXHIBIT A: JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Class A common stock of Applied Molecular Transport Inc. and further agree that this agreement be included as an exhibit to such filing. Each party to the agreement expressly authorizes each other party to file on its behalf any and all amendments to such statement. Each party to this agreement agrees that this joint filing agreement may be signed in counterparts.

In evidence whereof, the undersigned have caused this Agreement to be executed on their behalf this 16th day of February, 2021.

THE FOUNDERS FUND V, LP
THE FOUNDERS FUND V ENTREPRENEURS FUND, LP
THE FOUNDERS FUND V PRINCIPALS FUND, LP
By: The Founders Fund V Management, LLC
Their: General Partner
By:	/s/Peter Thiel
Name: Peter Thiel
Title: Managing Member

THE FOUNDERS FUND V MANAGEMENT, LLC
By:	/s/Peter Thiel
Name: Peter Thiel
Title: Managing Member

THE FOUNDERS FUND VI, LP
THE FOUNDERS FUND VI ENTREPRENEURS FUND, LP
THE FOUNDERS FUND VI PRINCIPALS FUND, LP
By: The Founders Fund VI Management, LLC
Their: General Partner
By:	/s/Peter Thiel
Name: Peter Thiel
Title: Managing Member

THE FOUNDERS FUND VI MANAGEMENT, LLC
By:	/s/Peter Thiel
Name: Peter Thiel
Title: Managing Member

/s/ Peter Thiel
PETER THIEL

/s/ Brian Singerman
BRIAN SINGERMAN